SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending December 31, 2003.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935, as Amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates only Routine Expenses as Specified in Rule 71(b)

1.  Name and business address of person filing statement.

         See attached Exhibit A.


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule 71.

         Not Applicable.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         Exelon Corporation and its subsidiaries.  (See Exhibits).

4. Position or relationship in which the undersigned is employed or retained by Exelon Corporation or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         See attached Exhibit B.

         In such capacity, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12 (i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         See attached Exhibit C.

         A portion thereof may be attributable to activities within the scope of
Section 12 (i). During the calendar years 2002 and 2003, it is estimated that




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the undersigned will receive compensation comparable to that received in 2001, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision.

    (b)  Basis for compensation if other than salary.  See attached Exhibit C.


         12/04/2001                          /s/ David C. Brown
-------------------------            ------------------------------------
         Date                                 David C. Brown

         12/04/2001                           /s/ Annie Caputo
-------------------------            ------------------------------------
         Date                                 Annie Caputo

         11/01/2001                        /s/ Frank M. Clark, Jr.
-------------------------            ------------------------------------
         Date                                 Frank M. Clark, Jr.

         11/05/2001                       /s/ Ruth Ann M. Gillis
-------------------------            ------------------------------------
         Date                                 Ruth Ann M. Gillis

         11/15/2001                         /s/ Gregory Golazeski
-------------------------            ------------------------------------
         Date                                  Gregory Golazeski

         11/13/2001                        /s/ Oliver D. Kingsley, Jr.
-------------------------            ------------------------------------
         Date                               Oliver D. Kingsley, Jr.

         11/15/2001                       /s/ Kenneth G. Lawrence
-------------------------            ------------------------------------
         Date                                Kenneth G. Lawrence

         11/01/2001                       /s/ Corbin A. McNeill, Jr.
-------------------------            ------------------------------------
         Date                               Corbin A. McNeill, Jr.

         11/19/2001                       /s/ Randall E. Mehrberg
-------------------------            ------------------------------------
         Date                               Randall E. Mehrberg

         11/07/2001                        /s/ Elizabeth A. Moler
-------------------------            ------------------------------------
         Date                                 Elizabeth A. Moler

         11/15/2001                        /s/ Yolanda F. Pagano
-------------------------            ------------------------------------
         Date                                Yolanda F. Pagano

         11/01/2001                          /s/ Scott N. Peters
-------------------------            ------------------------------------
         Date                                 Scott N. Peters

         12/07/2001                     /s/ Constance W. Reinhard
-------------------------            ------------------------------------
         Date                             Constance W. Reinhard

         10/29/2001                           /s/ John W. Rowe
-------------------------            ------------------------------------
         Date                                 John W. Rowe

         10/30/2001                         /s/ Pamela B. Strobel
-------------------------            ------------------------------------
         Date                                 Pamela B. Strobel

         11/01/2001                         /s/ David W. Woods
-------------------------            ------------------------------------
         Date                                 David W. Woods






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#29558 v1
                                                             Exhibit A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2001, 2002 and 2003 in matters included within the exemption provided by paragraph (b) of Rule 71.


                    Exelon Business Services Company ("BSC")
--------------------------------------------------------------------------------
          Name(s)                                Business Address
--------------------------------------------------------------------------------
   David C. Brown                            701 Pennsylvania Avenue, NW
   Annie Caputo                              Suite 115
   Elizabeth A. Moler                        Washington, D.C. 20004

--------------------------------------------------------------------------------
   Ruth Ann M. Gillis                        10 South Dearborn Street
   Corbin A. McNeill, Jr.                    Chicago, IL 60603
   Randall E. Mehrberg
   Scott N. Peters
   Constance W. Reinhard
   John W. Rowe
   Pamela B. Strobel

------------------------------------------------------ -------------------------
   Gregory Golazeski                         2301 Market St.
                                             Philadelphia, PA 19101

--------------------------------------------------------------------------------
   Yolanda F. Pagano                         300 Exelon Way, Suite 310
                                             Kennett Square, PA 19348
--------------------------------------------------------------------------------

                    Exelon Generation Company, LLC ("Genco")
------------------------------------------------------ -------------------------
          Names(s)                               Business Address
------------------------------------------------------ -------------------------
   Oliver D. Kingsley, Jr.                   4300 Winfield Rd.
                                             Warrenville, IL 60555

--------------------------------------------------------------------------------
   David W. Woods                            300 Exelon Way
                                             Kennett Square, PA 19348
--------------------------------------------------------------------------------

                      Commonwealth Edison Company ("ComEd")
------------------------------------------------------ -------------------------
          Names(s)                               Business Address
------------------------------------------------------ -------------------------
   Frank M. Clark, Jr.                       One Financial Place
                                             440 S. LaSalle - 33rd Fl
                                             Chicago, IL 60605
--------------------------------------------------------------------------------

                          PECO Energy Company ("PECO")
------------------------------------------------------ -------------------------
          Names(s)                               Business Address
------------------------------------------------------ -------------------------
   Kenneth G. Lawrence                       2301 Market St.
                                             Philadelphia, PA 19101
--------------------------------------------------------------------------------

                                    Exhibit B


Employer - Exelon Business Services Company

Name                     Position

David C. Brown           Vice President, Congressional Affairs,
                         Exelon Corporation

Annie Caputo             Manager, Congressional Affairs,
                         Exelon Corporation

Ruth Ann M. Gillis       Senior Vice President & Chief Financial Officer,
                         Exelon Corporation

Gregory Golazeski        Associate General Counsel, Corporate & Commercial,
                         Exelon BSC

Corbin A. McNeill, Jr.   Chairman and Co-Chief Executive Officer, Exelon
                         Corporation; Chairman and President, Exelon Generation

Randall E. Mehrberg      Senior Vice President & General Counsel, Exelon
                         Corporation

Elizabeth A. Moler       Senior Vice President, Government Affairs & Policy,
                         Exelon Corporation

Yolanda F. Pagano        Director - Policy Coordination, Exelon BSC

Scott N. Peters          Assistant Secretary & SEC/PUHCA Counsel, Exelon BSC

Constance W. Reinhard    Assistant General Counsel, Regulatory, Exelon BSC

John W. Rowe             President and Co-Chief Executive Officer, Exelon
                         Corporation; Chairman Exelon Energy Delivery and
                         Exelon Enterprises

Pamela B. Strobel        Executive Vice President, Exelon Corporation;
                         Vice Chair and Chief Executive Officer, Exelon Energy
                         Delivery; Chairman, ComEd and PECO

                                                                       Exhibit B
                                                                          Page 2

Employer - Exelon Generation Company, LLC

Oliver D. Kingsley, Jr.  Executive Vice President, Exelon Corporation;
                         President & Chief Nuclear Officer, Exelon Nuclear

David W. Woods           Senior Vice President, Communications & Public Affairs,
                         Exelon Corporation and Exelon Generation Company, LLC


Employer - Commonwealth Edison Company ("ComEd")

Frank M. Clark, Jr.      President, ComEd; Senior Vice President, Exelon
                         Energy Delivery


Employer - PECO Energy Company ("PECO")

Kenneth G. Lawrence      President, PECO; President & Chief Operating Officer,
                         Exelon Energy Delivery

                                    Exhibit C

                                     2001 Base            Company from which
Name of Recipient                      Salary                  Received
                                 (not to exceed)

David C. Brown                       $250,000                   BSC
Annie Caputo                         $250,000                   BSC
Frank M. Clark, Jr.                  $500,000                   ComEd
Ruth Ann M. Gillis                   $500,000                   BSC
Gregory Golazeski                    $250,000                   BSC
Oliver P. Kingsley, Jr.              $750,000                   Genco
Kenneth G. Lawrence                  $500,000                   PECO
Corbin A. McNeill, Jr.             $1,050,000                   BSC
Randall E. Mehrberg                  $500,000                   BSC
Elizabeth A. Moler                   $500,000                   BSC
Yolanda F. Pagano                    $250,000                   BSC
Scott N. Peters                      $250,000                   BSC
Constance W. Reinhard                $250,000                   BSC
John W. Rowe                       $1,050,000                   BSC
Pamela B. Strobel                    $500,000                   BSC
David W. Woods                       $500,000                   Genco

In addition to base salary, the foregoing may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan which could include awards of stock and/or stock options; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.